EXHIBIT 12.1

Mid-America Apartments, L.P.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Earnings:
Income from continuing operations	$16,619	$15,134	$53,746	$43,886
Equity in (income) loss of unconsolidated entities	(60)	72	(161)	170
Income from continuing operations before equity in (income) loss of unconsolidated entities	16,559	15,206	53,585	44,056
Add:
Distribution of income from investments in unconsolidated entities	114	1,101	8,311	11,880
Fixed charges, less preferred distribution requirement of consolidated subsidiaries	16,007	15,967	49,260	46,483
Deduct:
Capitalized interest	246	466	1,118	1,435
Total Earnings (A)	$32,434	$31,808	$110,038	$100,984
Fixed charges:
Interest expense	$14,941	$14,530	$45,715	$42,437
Amortization of deferred financing costs	820	971	2,427	2,611
Capitalized interest	246	466	1,118	1,435
Total Fixed Charges (B)	$16,007	$15,967	$49,260	$46,483

Ratio of Earnings to Fixed Charges (A/B)	2.0x	2.0x	2.2x	2.2x